Capped Notes with Absolute Return Buffer	Filed Pursuant to Rule 433 Registration No. 333-234425-01
Capped Notes with Absolute Return Buffer Linked to the Bloomberg Commodity IndexSM
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value
Hypothetical Redemption Amount per Unit
Hypothetical Total Rate of Return on the Notes
-100.00%
$1.00
-90.00%
-50.00%
$6.00
-40.00%
-25.00%
$8.50
-15.00%
-20.00%
$9.00
-10.00%
-15.00%
$9.50
-5.00%
-10.00%(1)
$11.00
10.00%
-5.00%
$10.50
5.00%
-3.00%
$10.30
3.00%
0.00%
$10.00
0.00%
5.00%
$10.50
5.00%
18.00%
$11.80(2)
18.00%
20.00%
$11.80
18.00%
35.00%
$11.80
18.00%
60.00%
$11.80
18.00%
80.00%
$11.80
18.00%
100.00%
$11.80
18.00%
(1)     This hypothetical percentage change corresponds to the Threshold Value
(2)     Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

Issuer	BofA Finance LLC (“BofA Finance”)
Guarantor	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The Bloomberg Commodity IndexSM (Bloomberg symbol “BCOM”).
Payout Profile at Maturity
●
1:1 upside exposure to increases in the Market Measure subject to a cap.
●
A positive return equal to the absolute value of the percentage decline in the price of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5%, you will receive a positive return of +5%)
●
1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Participation Rate	100%
Threshold Value	90% of the Starting Value of the Market Measure
Capped Value	[$11.30 to $12.30] per unit, which represents a return of [13.00% to 23.00%] over the principal amount, to be determined on the pricing date
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000148105722003711/bofa-32228_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●
Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 90.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes.
●
Your investment return based on any increase of the Market Measure is limited to the return represented by the Capped Value
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
●
The initial estimated value of the notes on the pricing date will be less than their public offering price.
●
If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
Ownership of the notes will not entitle you to any rights with respect to any commodities or futures contracts tracked by or included in the Market Measure.
●
The prices of commodities or futures contracts represented by or included in the Market Measure may change unpredictably, affecting the value of your notes in unforeseeable ways.
●
The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
●
The Market Measure includes futures contracts traded on foreign exchanges, which may be less regulated than U.S. markets and may involve different and greater risks than trading on U.S. exchanges.
●
The Market Measure tracks commodity futures contracts and does not track the spot prices of physical commodities.
●
Higher future prices of the components of the Market Measure relative to their current prices may have a negative effect on the level of the Market Measure, and therefore the value of the notes.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.